FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated December 14, 2007, announcing the issuance of audited annual financial statements for the year ended September 30, 2007, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant and its subsidiaries filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant and its subsidiaries’ shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant and its subsidiaries filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant and its subsidiaries’ shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP
ISIN code:
("SAPPI" or "the company")

ISSUE OF AUDITED ANNUAL FINANCIAL STATEMENTS

Further to the SAPPI reviewed preliminary results for the year ended 30 September 2007, which were published on 08 November 2007, shareholders are advised that the annual financial statements are expected to be dispatched to shareholders on 14 December 2007. The annual financial statements will also be available online on the SAPPI website (www.sappi.com) from the date of dispatch.

Sappi intends to file its annual report on Form 20-F with the United States Securities and Exchange Commission on 14 December 2007. Once filed, this document will also be available on www.sappi.com

The annual financial statements have been audited by SAPPI's auditors, Deloitte & Touche. Their unqualified report is available for inspection at the company's registered office.

Shareholders’ attention is drawn to a re-classification to the reviewed preliminary results. This re-classification is summarised below.

RE-CLASSIFICATION OF REVIEWED PRELIMINARY RESULTS

Sappi has re-classified an item in its previously reported consolidated cash flow statement for the years ended September 2007 and 2006. Contributions to post employment benefit funds, previously disclosed in cash utilised in investing activities have now been disclosed in cash retained from operating activities. Although the treatment of the amount paid for post employment benefits was specifically identified in the consolidated cash flow statement, management believes, in the absence of definitive IFRS guidance, the re-classification is a preferred presentation. In addition, it will make it easier for investors to compare our results with those of other companies who report using US generally accepted accounting practices.

The table below sets out the impact of this re-classification. The re-classification has no impact on the group's income statement, balance sheet or the change in cash and cash equivalents reported for the years ended September 2007 and 2006.

CONSOLIDATED CASH FLOW STATEMENT

US$ million	Year end September 2007	Year end September 2006

Cash retained from operating activities (previously reported)	489	228
Adjustment for reclassification of post employment benefits	(101)	(68)
Revised cash retained from operating activities	388	160

Cash utilised in investing activities (previously reported)	(465)	(355)
Adjustment for reclassification of post employment benefits	101	68
Revised cash utilised in investing activities	(364)	(287)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of SAPPI will be held at the registered office of the company in the Auditorium, ground floor, 48 Ameshoff Street, Braamfontein, Johannesburg on Monday 03 March 2008 at 14:30 to transact businesses as stated in the notice of the annual general meeting forming part of the annual financial statements.

Braamfontein
14 December 2007
Sponsor to SAPPI: UBS South Africa (Pty) Ltd
Auditors and reporting accountants to SAPPI: Deloitte & Touche

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 18, 2007

SAPPI LIMITED,
by	/s/ Laurence Newman
Name: Laurence Newman Title: Group Financial Controller